CONSENT OF PETER MONTANO

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled “NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali” dated effective June 30, 2015, (ii) the mineral reserve estimates for the Otjikoto project, (iii) the mineral reserve estimates for the Fekola project and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 30, 2016, which is also being incorporated by reference into the registration statements on Form S-8 (No. 333-192555, No. 333-200228 and No. 333-206811) and Form F-10 (No. 333-208506) of B2Gold Corp.

/s/ Peter Montano
Peter Montano
March 30, 2016